SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005 (August 17, 2005)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

NEWS RELEASE

Ansell Limited

A.C.N. 004 085 330

Level 3, 678 Victoria Street,

Richmond, Victoria 3121, Australia

GPO Box 772H, Melbourne,

Victoria 3001, Australia

Telephone (+61 3) 9270 7270

Facsimile  (+61 3) 9270 7300

www.ansell.com

17th August, 2005

Ansell Limited Full Year Results 30 June, 2005

Four Year Commitment Achieved in Centenary Year

Highlights:

	Reported in Australian Dollars					Results in Operating Currency – US Dollars
	F’04 A$M		F’05 A$M		%	F’04 US$M		F’05 US$M		%
Sales	1,113.3		1,096.2		-1.5	791.9		823.9		+4.0
Segment EBITA	146.3		153.7		+5.1	104.1		115.7		+11.1
Pre SPT Write-Down
• Profit Attributable	70.7		91.3		+29.1	50.4		68.8		+36.5
• Earnings Per Share	39.1	¢	54.5	¢	+39.4	27.9	¢	41.1	¢	+47.3
Post SPT Write-Down
• Profit Attributable	70.7		11.3		-84.0	50.4		7.9		-84.3
• Earnings Per Share	39.1	¢	6.7	¢	-82.9	27.9	¢	4.7	¢	-83.2
Dividend	13.0	¢	17.0	¢	+30.8

•	Forecast of a 50% increase in Segment EBITA from 2001 to 2005 achieved with an 11.1% increase over F’04.

•	Profit Attributable – Pre SPT Write-down Up 36.5% on prior year.

•	Earnings Per Share - Pre SPT Write-down Up 47.3% on prior year.

•	As previously announced, Ansell has written down its investment in South Pacific Tyres by US$60.9 M (A$80.0 M).

•	F’05 Final Dividend increased to A10¢ a share (unfranked) for a total of A17¢ a share - up 30.8% on F’04.

F’06 Full Year Guidance:

•	The Company expects F’06 EPS will increase to approximately US54-57¢ (see Outlook for details).

17th August, 2005

Ansell Ltd Full Year 2005 Results Summary

Ansell [ASX: ANN] today announced a Profit Attributable to Shareholders of US$68.8 million (pre the South Pacific Tyres (SPT) write-down), up 36.5% on the prior year’s US$50.4 million. After including the previously announced non-cash write down of the non-core SPT investment, the Profit Attributable reported was US$7.9 million.

EPS increased 47.3% (pre SPT write-down) from US27.9¢ to US41.1¢, a rate of growth higher than the Profit Attributable growth rate due to the positive impact of Ansell’s Share Buy-Backs.

Based on the strong result, the Board declared a final dividend of A10¢ a share, unfranked payable on 18 October, 2005. This takes the full year dividend to A17¢ a share, an increase of A4¢ or 30.8% on the prior year.

Chairman’s Comments:

Ansell’s newly appointed Chairman, Mr Peter Barnes, paid tribute to his predecessor by saying “The untimely passing two weeks ago of Dr. Ed Tweddell, our former Chairman, both shocked and saddened all his colleagues at Ansell. His leadership during a critical period of transition was outstanding, and he will be missed.”

Mr Barnes went on to say, “In the Centenary Year of the establishment of Ansell, your Board is pleased to announce that the Company has achieved the Segment EBITA goals it set itself in April 2002. These challenging goals equated to over 10% p.a. compound growth over the last 4 years.”

“As the market knows, Ansell took an impairment charge in the form of a non-cash write-down of our SPT investment in June. This write-down does not, however, have any impact on Ansell’s underlying business performance which has been strong, accordingly, your Board is declaring a substantial increase in dividends to A17¢ a share for 2005.”

Business Review:

Ansell’s CEO, Mr Doug Tough commented: “We had a solid year in F’05 and were pleased by improvements in the second half in some of the areas of recent weakness, i.e. Condoms, Professional and the European Region. Top line growth in the second half improved to 5% and provided a 4% increase for the year.

Occupational continued its excellent performance of recent years. Professional, after an EBITA decline in F’04, has seen a solid 14% gain this year. The Consumer business remains the most challenged, but improved in the second half.

“New product development and geographic expansion remain key, and as we move into Ansell’s next phase, acquisition opportunities continue to be evaluated.”

Occupational Healthcare

	A$M		US$M
	F’04	F’05	F’04	F’05
Sales	545.2	551.6	387.8	414.3
Segment EBITA	74.2	81.3	52.8	61.0
EBITA/Sales	13.6%	14.7%	13.6%	14.7%

The Occupational business accounted for 50% of Revenue and 53% of Segment EBITA.

Occupational delivered strong results with sales up 7% year on year and Segment EBITA up 16%, helped by another outstanding HyFlex® performance - with a 27% volume increase. All three regions have seen improved sales and EBITA year on year, and the EBITA/Sales margin for F’05 was at a record level.

The Ansell Value Proposition Solution Selling program in conjunction with our proprietary SafetyNet™ software, has enabled Ansell to continue to enhance its leadership position in the global Occupational hand protection market. To maintain market leadership in this high growth, high value add business, Ansell also continues to drive innovation and has released the new HyFlex® CR+, an ergonomic, highly cut resistant glove.

Costs also continued to decline as the Mexican knitting plant made further efficiency gains vs. F’04, where the higher cost Wilkesboro plant had run in the first half.

Professional Healthcare

	A$M		US$M
	F’04	F’05	F’04	F’05
Sales	381.8	371.4	271.6	279.2
Segment EBITA	40.5	43.3	28.7	32.7
EBITA/Sales	10.6%	11.7%	10.6%	11.7%

The Professional business accounted for 34% of Revenue and 28% of Segment EBITA.

Sales increased only 3% year on year. However EBITA improved 14%, as the continuing move from powdered into powder free, strong synthetic glove sales and European branded surgical glove growth (replacing a private label arrangement) more than offset declining examination glove prices and higher costs of latex and petroleum based materials such as vinyl and nitrile. During F’05, restructuring costs of US$0.7 million were also incurred to improve plant productivity going forward.

New and improved products continued to be launched and were well received; the new Gammex® HydraSoft™, a surgical glove with a coating designed to offer hand care benefits and the Gammex Surefit™, with a cuff role down prevention system.

Consumer Healthcare

	A$M		US$M
	F’04	F’05	F’04	F’05
Sales	186.3	173.2	132.5	130.4
Segment EBITA	31.6	29.1	22.6	22.0
EBITA/Sales	17.1%	16.9%	17.1%	16.9%

The Consumer business accounted for 16% of Revenue and 19% of Segment EBITA.

Sales and EBITA declined (2% and 3%, respectively) from F’04 due to a difficult first half in branded retail condoms, and the cancellation of the Brazil condom tender by its Ministry of Health. The winning of other tenders in the second half offset the Brazilian shortfall, and new product introductions were strong with the roll-out of the European “Play” sub-brand, Vibe4U® and the US 4Play by LifeStyles™ range.

Household gloves sales did recover in the second half and Ansell, along with our marketing partner FHP, will continue to pursue opportunities worldwide.

South Pacific Tyres (SPT)

In June 2005, a review of the Ansell investment in SPT indicated that the carrying value, based on F’05 H2’s performance and the outlook for F’06, was in excess of the estimated amount recoverable and necessitated an impairment charge. The equity component of the investment was therefore written down by A$80 million to A$58 million.

This valuation is partially dependent on future expectations and a shortfall in future performance could result in less than full recovery of the investment.

This write-down does not affect Ansell’s A$67 million loan to SPT which per the agreement, will be repaid in full upon Ansell’s exit from the Partnership.

The Option period where Ansell may put its investment to its Partner, Goodyear, commenced on 13 August, 2005 and will end on 12 August, 2006. It is Ansell’s intention to exit this non-core business.

Finance:

The Company is in good financial health. Gearing (NIBD:NIBD plus equity) is low at 19.6% (F’04 12.8%), even after a US$122 million Off Market Buy-Back of 16.8 million shares in December, 2004 and interest cover at 17.6X is strong.

Working capital was flat year-on-year, despite higher sales as Ansell reduced inventories in the second half and continued to lower receivables days. Capital expenditure was US$10.6 million, up 8% on the prior year, but well below depreciation. Cash tax paid was US$12.3 million and net interest and borrowings costs paid were 22% lower at US$10.9 million, partly due to the Company establishing a new borrowing facility for US$250 million in late F’04 and re-paying higher cost medium term notes as they matured. As a result, Free Cash Flow was US$93.8 million, up 23% from the previous year’s US$76.3 million.

A weaker USD continued to benefit Ansell in F’05 as the sales and EBITA gains from non-USD “revenue” currencies offset the adverse impact of stronger “cost” currencies.

Dividends:

An increased final dividend of A10¢ (A7¢ in 2004) per share unfranked, has been declared with a record date of 30 September, 2005 and a payment date of 18 October, 2005.

The total dividend paid for the F’05 year would, therefore be A17¢ per share, up 30.8% on the previous year’s A13¢.

Outlook:

After four years of strong business performance and meeting market commitments, the Company is optimistic about F’06, while recognising the challenge posed by higher latex costs and a weakening Euro vs. the USD. The Chairman expressed confidence that management would successfully handle these business variables, as they have done for several years.

Going forward, Ansell does not currently intend to provide multi year forecasts, but will provide guidance on EPS expectations for the current year.

The Chairman commented, “The market should expect Ansell’s EPS to be in the US54¢ - US57¢ range, based on anticipated trading performance. This target includes the benefit of discontinuing the amortisation of goodwill subsequent to Australia’s adoption of International Financial Reporting Standards, but excludes any potential further SPT write-downs or material acquisitions/divestitures. This represents solid growth on F’05 EPS adjusted to US50¢ for these accounting standards changes”.

For further information:

Media	Investors & Analysts
Australia	USA	Australia
Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager –Finance & Treasury Tel: (613) 9270 7215 Email: dgraham@ap.ansell.com

Ansell Ltd is a global leader in healthcare barrier protective products and in 2005 celebrates 100 years in its field. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Appendix 4E

Preliminary Final Report

For the year ended 30 June 2005

Ansell Limited and its Controlled Entities

ACN 004 085 330

Appendix 4E - Page 1

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Appendix 4E

Preliminary Final Report

For the year ended 30 June 2005

Ansell Limited and its Controlled Entities

ACN 004 085 330

Results for Announcement to the Market		%	$M
Revenue from ordinary activities	up/(down)	(1.9)% to	1,109.9

Profit from ordinary activities after tax attributable to members	up/(down)	(84.0)% to	11.3

Net profit for the period attributable to members	up/(down)	(84.0)% to	11.3

Dividends (distributions)	Amount per security	Franked amount per security

Dividend	10.0¢	Nil

Record date for determining entitlements to the dividend	30th September, 2005

•	Revenue from continuing Healthcare business $1,096.2 million compared to last year’s $1,113.3 million.

•	Net profit attributable to members $11.3 million (including $80.0 million write-down of investment in South Pacific Tyres partnership) compared to last year’s $70.7 million.

•	Earnings per share of 6.7¢ (54.5¢ excluding South Pacific Tyres write-down) compared to last year’s 39.1¢.

•	An unfranked dividend of 10¢ per share has been declared payable on 18th October, 2005.

Appendix 4E - Page 2

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Commentary on Results

(This commentary is in US dollars which is the predominant global currency of our business transactions)

	Reported in Australian Dollars					Results in Operating Currency – US Dollars
	F’04 A$M		F’05 A$M		%	F’04 US$M	F’05 US$M	%
Sales	1,113.3		1,096.2		-1.5	791.9	823.9	+4.0
Segment EBITA	146.3		153.7		+5.1	104.1	115.7	+11.1
Profit Attributable to Shareholders
• Pre SPT write-down	70.7		91.3		+29.1	50.4	68.8	+36.5
• Post SPT write-down	70.7		11.3		-84.0	50.4	7.9	-84.3
Earnings Per Share
• Pre SPT write-down	39.1		54.5		+39.4	27.9	41.1	+47.3
• Post SPT write-down	39.1		6.7		-82.9	27.9	4.7	-83.2
Dividend	13.0	¢	17.0	¢	+30.8

•	Forecast of a 50% increase in Segment EBITA from 2001 to 2005 achieved with an 11.1% increase over F’04.

•	Profit Attributable – Pre SPT Write-down Up 36.5% on prior year.

•	Earnings Per Share - Pre SPT Write-down Up 47.3% on prior year.

•	As previously announced, Ansell has written down its investment in South Pacific Tyres (SPT) by US$60.9 M (A$80.0M).

•	F’05 Final Dividend increased to A10¢ a share (unfranked) for a total of A17¢ a share - up 30.8% on F’04.

Appendix 4E - Page 3

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Business Review:

Ansell had a solid year in F’05 and achieved improvements in the second half in some of the areas of recent weakness, i.e. Condoms, Professional and the European Region. Sales growth in the second half improved to 5% and provided a 4% increase for the year.

Occupational continued its excellent performance of recent years. Professional, after an EBITA decline in F’04, has seen a solid 14% gain this year. The Consumer business remains the most challenged, but improved in the second half .

Earnings per share excluding the impact of the write-down of the investment in SPT increased 47.3% from US27.9¢ to US41.1¢.

Based on the strong result, the Board declared a final dividend of A10¢ a share, unfranked, payable on 18 October, 2005. This takes the full year dividend to A17¢ a share, an increase of A4¢ or 30.8% on the prior year.

Occupational Healthcare

	A$M		US$M
	F’04	F’05	F’04	F’05
Sales	545.2	551.6	387.8	414.3
Segment EBITA	74.2	81.3	52.8	61.0
EBITA/Sales	13.6%	14.7%	13.6%	14.7%

Occupational delivered strong results with sales up 7% year on year and Segment EBITA up 16%, helped by another outstanding HyFlex® performance - with a 27% volume increase. All three regions have seen improved sales and EBITA year on year and the EBITA/Sales margin for F’05 was at a record level.

The Ansell Value Proposition Solution Selling program in conjunction with our proprietary SafetyNet™ software, has enabled Ansell to continue to enhance its leadership position in the global Occupational hand protection market. To maintain market leadership in this high growth, high value add business, Ansell also continues

Appendix 4E – Page 4

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

to drive innovation and has released the new HyFlex® CR+, an ergonomic, highly cut resistant glove.

Costs also continued to decline as the Mexican knitting plant made further efficiency gains vs. F’04, where the higher cost Wilkesboro knitting plant had run in the first half.

Professional Healthcare

	A$M		US$M
	F’04	F’05	F’04	F’05
Sales	381.8	371.4	271.6	279.2
Segment EBITA	40.5	43.3	28.7	32.7
EBITA/Sales	10.6%	11.7%	10.6%	11.7%

Sales increased only 3% year on year. However EBITA improved 14%, as the continuing move from powdered into powder free, strong synthetic glove sales and European branded surgical glove growth (replacing a private label arrangement) more than offset declining examination glove prices and higher costs of latex and petroleum based materials such as vinyl and nitrile. During F’05, restructuring costs of US$0.7 million were also incurred to improve plant productivity going forward.

Consumer Healthcare

	A$M		US$M
	F’04	F’05	F’04	F’05
Sales	186.3	173.2	132.5	130.4
Segment EBITA	31.6	29.1	22.6	22.0
EBITA/Sales	17.1%	16.9%	17.1%	16.9%

Sales and EBITA declined (2% and 3%, respectively) from F’04 due to a difficult first half in branded retail and the cancellation of the Brazil condom tender by its Ministry of Health. The winning of other tenders in the second half offset the Brazilian shortfall and new product introductions were strong with the roll-out of the European “Play” sub-brand, Vibe4U® and the US 4Play by LifeStyles™ range.

Household gloves sales did recover in the second half and Ansell, along with our marketing partner FHP, will continue to pursue opportunities worldwide.

Appendix 4E – Page 5

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

South Pacific Tyres (SPT)

In June 2005, a review of the Ansell investment in SPT indicated that the carrying value, based on F’05 H2’s performance and the outlook for F’06, was in excess of the estimated amount recoverable and necessitated an impairment charge. The equity component of the investment was therefore written down by A$80 million to A$58 million.

The valuation is partially dependent on future expectations and a shortfall in future performance could result in less than full recovery of the investment.

The write-down does not effect Ansell’s A$67 million loan to SPT which per the agreement, will be repaid in full upon Ansell’s exit from the Partnership.

The Option period, where Ansell may put its investment to its Partner, Goodyear, commenced on 13 August, 2005 and will end on 12 August, 2006. It is Ansell’s intention to exit this non-core business.

Finance

A weaker USD continued to benefit Ansell in F’05 as the sales and EBITA gains from non-USD “revenue” currencies offset the adverse impact of stronger “cost” currencies.

Gearing (NIBD:NIBD plus equity) is low at 19.6% (F’04 12.8%), even after a US$122 million Off Market Buy-Back of 16.8 million shares in December, 2004 and interest cover at 17.6X is strong.

Working capital was flat year-on-year, despite higher sales as Ansell reduced inventories in the second half and continued to lower receivables days. Capital expenditure was US$10.6 million, up 8% on the prior year, but well below depreciation. Cash tax paid was US$12.3 million and net interest and borrowings costs paid were 22% lower at US$10.9 million, partly due to the Company establishing a new borrowing facility for US$250 million in late F’04 and re-paying higher cost medium term notes as they matured. As a result, Free Cash Flow was US$93.8 million, up 23% from the previous year’s US$76.3 million.

Appendix 4E – Page 6

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Statement of Financial Performance

of Ansell Limited and its Controlled Entities for the year ended 30 June 2005

	Note	2005 A$m	2004 A$m	2005 US$m(a)	2004 US$m(a)
Revenue
Total revenue	2	1,109.9	1,131.1	834.2	804.6
Expenses
Cost of goods sold		650.1	662.1	488.6	471.0
Selling, distribution and administration		277.8	289.8	208.5	206.0
Depreciation and amortisation		45.3	46.7	33.9	33.2
Write-down of assets		80.0	9.8	60.9	6.9

Total expenses, excluding borrowing costs		1,053.2	1,008.4	791.9	717.1
Borrowing costs		21.9	29.4	16.6	20.9

Profit from ordinary activities before income tax expense	3	34.8	93.3	25.7	66.6
Income tax expense attributable to ordinary activities		21.7	20.7	16.4	14.8

Net profit from ordinary activities after income tax expense		13.1	72.6	9.3	51.8
Outside equity interests in net profit after income tax		1.8	1.9	1.4	1.4

Net profit after income tax attributable to Ansell Limited shareholders		11.3	70.7	7.9	50.4

Non-owner transaction changes in equity
Net exchange difference on translation of financial statements of self-sustaining foreign operations		(44.5)	(7.4)	(33.4)	(5.3)

Total valuation adjustments attributable to Ansell Limited shareholders recognised directly in equity		(44.5)	(7.4)	(33.4)	(5.3)

Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders		(33.2)	63.3	(25.5)	45.1

		cents	cents	cents	cents
Earnings per share is based on Net Profit after income tax attributable to Ansell Limited shareholders
Basic earnings per share*	7	6.7	39.1	4.7	27.9
Diluted earnings per share	7	6.7	38.8	4.7	27.8

*	Basic earnings per share in the current period is 54.5 cents (41.1 US cents) excluding the effect of the write-down of the investment in the South Pacific Tyres partnership.

(a)	The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars to US dollars has been made throughout the Statement of Financial Performance at the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 13 month period June 2004 to June 2005.

Appendix 4E - Page 7

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Statement of Financial Position

of Ansell Limited and its Controlled Entities

	Note	2005 A$m	2004 A$m	2005 US$m(a)	2004 US$m(a)
Current Assets
Cash on hand		0.2	0.9	0.2	0.6
Cash at bank and on deposit		218.7	306.9	166.8	211.4
Cash - restricted deposits		8.4	10.3	6.4	7.1
Receivables (c)		214.1	228.7	163.1	157.5
Inventories		157.3	185.8	120.1	128.0
Other		14.4	16.4	11.0	11.3

Total Current Assets		613.1	749.0	467.6	515.9

Non-Current Assets
Receivables (c)		68.3	63.6	52.1	43.8
Other investments (b)		59.0	141.4	45.0	97.4
Property, plant and equipment		195.4	227.8	149.0	156.9
Intangible assets		246.2	293.4	187.8	202.1
Deferred tax assets		15.1	24.2	11.5	16.7
Other		2.1	—	1.6	—

Total Non-Current Assets		586.1	750.4	447.0	516.9

Total Assets		1,199.2	1,499.4	914.6	1,032.8

Current Liabilities
Payables		132.8	159.4	101.2	109.8
Interest-bearing liabilities		34.3	190.2	26.3	131.0
Provisions		56.7	52.0	43.2	35.8
Current tax liabilities		2.3	2.6	1.8	1.8

Total Current Liabilities		226.1	404.2	172.5	278.4

Non-Current Liabilities
Payables		0.8	3.3	0.6	2.3
Interest-bearing liabilities		331.0	236.0	252.4	162.6
Provisions		23.7	23.9	18.1	16.5
Deferred tax liabilities		14.8	20.2	11.3	13.9

Total Non-Current Liabilities		370.3	283.4	282.4	195.3

Total Liabilities		596.4	687.6	454.9	473.7

Net Assets		602.8	811.8	459.7	559.1

Equity
Contributed equity		1,232.8	1,383.9	940.2	953.3
Reserves		(296.6)	(275.6)	(226.2)	(189.9)
Accumulated losses	4	(342.5)	(306.7)	(261.2)	(211.3)

Total Equity Attributable to Ansell Limited Shareholders		593.7	801.6	452.8	552.1
Outside equity interests		9.1	10.2	6.9	7.0

Total Equity	5	602.8	811.8	459.7	559.1

(a)	The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars to US dollars has been made throughout the Statement of Financial Position at the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on Thursday, 30 June 2005, at US$0.76265 = A$1 (June 2004 US$0.68885 = A$1).

(b)	Includes investment in South Pacific Tyres Partnership and South Pacific Tyres N.Z. Ltd of $57.8 million (US$44.1 million) [June 2004 $138.0 million (US$95.1 million)].

(c)	Includes interest bearing loans to South Pacific Tyres Partnership of $66.8 million (US$50.9 million) [June 2004 $62.8 million (US$43.3 million)].

Appendix 4E - Page 8

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Statement of Cash Flows

of Ansell Limited and its Controlled Entities for the year ended 30 June 2005

	2005 A$m	2004 A$m	2005 US$m(a)	2004 US$m(a)
Cash flows Related to Operating Activities
Receipts from customers (excluding non recurring and Accufix Research Institute)	1,128.6	1,155.9	848.2	822.2
Payments to suppliers and employees (excluding non recurring and Accufix Research Institute)	(955.8)	(950.6)	(718.4)	(676.3)

Net receipts from customers (excluding non recurring and Accufix Research Institute)	172.8	205.3	129.8	145.9
Income taxes paid	(16.1)	(15.9)	(12.3)	(11.3)

Net cash provided by operating activities (excluding non recurring and Accufix Research Institute)	156.7	189.4	117.5	134.6
Non recurring payments to suppliers and employees	—	(7.1)	—	(5.1)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)	(3.9)	(3.1)	(2.9)	(2.2)

Net Cash Provided by Operating Activities	152.8	179.2	114.6	127.3

Cash Flows Related to Investing Activities
Payments for property, plant and equipment	(14.1)	(13.8)	(10.6)	(9.8)
Proceeds from sale of plant and equipment in the ordinary course of business	—	5.3	—	3.7
Loans repaid	—	3.4	—	2.4
Proceeds from sale of other investments	1.4	—	1.1	—
Payments for other investments	—	(1.3)	—	(0.9)

Net Cash Used in Investing Activities	(12.7)	(6.4)	(9.5)	(4.6)

Cash Flows Related to Financing Activities
Proceeds from borrowings	145.1	104.3	109.0	74.2
Repayments of borrowings	(171.5)	(140.9)	(128.9)	(100.2)

Net repayments of borrowings	(26.4)	(36.6)	(19.9)	(26.0)
Proceeds from issues of shares	5.0	1.0	3.8	0.7
Payments for share buy-back	(156.1)	(65.4)	(121.7)	(47.9)
Dividends paid	(24.7)	(32.7)	(18.6)	(21.9)
Interest received	8.5	9.0	6.4	6.4
Interest and borrowing costs paid	(23.3)	(28.7)	(17.3)	(20.4)

Net Cash Used in Financing Activities	(217.0)	(153.4)	(167.3)	(109.1)

Net (Decrease)/Increase in Cash Held	(76.9)	19.4	(62.2)	13.6
Cash at the beginning of the financial year	314.8	297.2	216.8	198.4
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year	(12.0)	(1.8)	17.7	4.8

Cash at the End of the Financial Year	225.9	314.8	172.3	216.8

(a)	The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statement of Cash Flows at the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 13 month period June 2004 to June 2005.

Appendix 4E - Page 9

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Industry Segments

of Ansell Limited and its Controlled Entities for the year ended 30 June 2005

	Operating Revenue				Operating Result
	June		June (a)		June		June (a)
	2005 A$m	2004 A$m	2005 US$m	2004 US$m	2005 A$m	2004 A$m	2005 US$m	2004 US$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	551.6	545.2	414.3	387.8	81.3	74.2	61.0	52.8
Professional Healthcare	371.4	381.8	279.2	271.6	43.3	40.5	32.7	28.7
Consumer Healthcare	173.2	186.3	130.4	132.5	29.1	31.6	22.0	22.6

Total Ansell Healthcare	1,096.2	1,113.3	823.9	791.9	153.7	146.3	115.7	104.1
Unallocated Items	13.7	17.8	10.3	12.7	(8.8)	(13.1)	(6.5)	(9.2)

Operating EBITA					144.9	133.2	109.2	94.9
Write-down of investment in South Pacific Tyres					(80.0)		(60.9)
Write-down of Ansell Healthcare assets/Discontinued Businesses adjustments						(1.7)		(1.2)

EBITA					64.9	131.5	48.3	93.7
Goodwill amortisation					(20.5)	(21.4)	(15.3)	(15.2)

Earnings before Net Interest and Tax (EBIT)					44.4	110.1	33.0	78.5
Borrowing Costs net of Interest Revenue					(9.6)	(16.8)	(7.3)	(11.9)

Operating Profit before Tax					34.8	93.3	25.7	66.6
Tax					(21.7)	(20.7)	(16.4)	(14.8)
Outside Equity Interests					(1.8)	(1.9)	(1.4)	(1.4)

Total Consolidated	1,109.9	1,131.1	834.2	804.6	11.3	70.7	7.9	50.4

REGIONS
Asia Pacific	162.9	168.2	122.5	119.7	38.9	41.4	29.3	29.5
Americas	527.0	544.7	395.3	387.0	68.2	65.0	51.1	46.1
Europe	406.3	400.4	306.1	285.2	46.6	39.9	35.3	28.5

Total Ansell Healthcare	1,096.2	1,113.3	823.9	791.9	153.7	146.3	115.7	104.1

	Assets Employed				Liabilities
	June 2005 A$m	June 2004 A$m	June (a) 2005 US$m	June (a) 2004 US$m	June 2005 A$m	June 2004 A$m	June (a) 2005 US$m	June (a) 2004 US$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	250.8	274.8	191.3	189.3	83.5	96.1	63.7	66.2
Professional Healthcare	230.9	277.4	176.1	191.1	62.6	68.1	47.7	46.9
Consumer Healthcare	88.5	110.4	67.5	76.0	21.1	37.2	16.1	25.6

Total Ansell Healthcare	570.2	662.6	434.9	456.4	167.2	201.4	127.5	138.7
Unallocated Items (b)	155.5	225.3	118.5	155.2	429.2	486.2	327.4	335.0
Goodwill and Brand names	246.2	293.4	187.8	202.1
Cash	227.3	318.1	173.4	219.1

Total Consolidated	1,199.2	1,499.4	914.6	1,032.8	596.4	687.6	454.9	473.7

REGIONS
Asia Pacific	230.4	268.3	175.7	184.8	60.0	75.3	45.8	51.9
Americas	196.8	227.5	150.1	156.7	73.6	90.6	56.1	62.4
Europe	143.0	166.8	109.1	114.9	33.6	35.5	25.6	24.4

Total Ansell Healthcare	570.2	662.6	434.9	456.4	167.2	201.4	127.5	138.7

(a)	The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars into US dollars for Operating Revenue and Operating Result have been made at the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 13 month period June 2004 to June 2005. Translation of amounts from Australian dollars into US dollars for Assets Employed and Liabilities have been made at the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters, on Thursday 30 June 2005, at US$0.76265 = A$1 (June 2004 US$0.68885 = A$1).

(b)	Unallocated Items includes amounts previously classified as Discontinued Businesses. Prior year comparatives have been adjusted accordingly.

The above industry segments report should be read in conjunction with the accompanying Note 9.

Appendix 4E - Page 10

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Additional Financial Information

The Statement of Cash Flows required to be reported for statutory purposes provides an analysis of cash flows which have impacted the cash held by the Company and its controlled entities. The following analysis is based on the Company’s internal cash management reporting which focuses on the cash flow generated by the operations and the movement in net interest bearing debt (NIBD).

(a) Cash Flow Analysis (movement in NIBD)

	2005 A$m	2004 A$m	2005 US$m	2004 US$m
Operating EBITA	144.9	133.2	109.2	94.9
Depreciation	24.8	25.3	18.6	18.0
Working Capital Reduction/(Increase)	23.4	6.0	(0.2)	(1.5)
Tax Paid	(16.1)	(15.9)	(12.3)	(11.3)
Capital Expenditure	(14.1)	(13.8)	(10.6)	(9.8)
Net Interest Paid	(14.8)	(19.7)	(10.9)	(14.0)

Free Cash Flow	148.1	115.1	93.8	76.3
Dividends Paid - Ansell Limited Shareholders	(23.6)	(31.0)	(17.7)	(21.9)
Share Buy-back	(156.1)	(65.4)	(121.7)	(47.9)
Other	4.3	48.4	15.9	35.5

(Increase)/Decrease in NIBD	(27.3)	67.1	(29.7)	42.0

(b) Abridged Statement of Financial Position

	2005 A$m	2004 A$m	2005 US$m	2004 US$m
Fixed Assets	195.4	227.8	149.0	156.9
Goodwill and Intangibles	246.2	293.4	187.8	202.1
Investment in/Loans to South Pacific Tyres	124.6	200.8	95.0	138.4
Other Assets/Liabilities	(38.1)	(35.6)	(29.0)	(24.7)
Trade Debtors	170.8	183.0	130.1	126.1
Inventories	157.3	185.8	120.1	128.0
Trade Creditors	(106.8)	(124.1)	(81.4)	(85.5)

Net Operating Assets	749.4	931.1	571.6	641.3
NIBD (Interest Bearing Liabilities less Cash at Bank and on Deposit)	(146.6)	(119.3)	(111.9)	(82.2)

Shareholder’s Equity	602.8	811.8	459.7	559.1

(c) Reconciliation of Statutory Cash Flow Analysis to Management Cash Flow Analysis

	2005 A$m	2004 A$m	2005 US$m	2004 US$m
Operating EBITA	144.9	133.2	109.2	94.9
Depreciation	24.8	25.3	18.6	18.0
Working Capital Reduction/(Increase) - excluding FX	2.7	4.3	2.0	2.9
Tax Paid	(16.1)	(15.9)	(12.3)	(11.3)
Other	(3.5)	32.3	(2.9)	22.8

Net Cash Provided by Operating Activities	152.8	179.2	114.6	127.3
Capital Expenditure	(14.1)	(13.8)	(10.6)	(9.8)
Net Interest Paid	(14.8)	(19.7)	(10.9)	(14.0)
Dividends Paid - Ansell Limited Shareholders	(23.6)	(31.0)	(17.7)	(21.9)
Share Buy-back	(156.1)	(65.4)	(121.7)	(47.9)
Effect of exchange rate changes on the balances of cash and interest bearing liabilities held in foreign currencies	20.6	8.4	9.5	1.4
Other	7.9	9.4	7.1	6.9

(Increase)/Decrease in NIBD	(27.3)	67.1	(29.7)	42.0

Appendix 4E - Page 11

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Notes

1.	Change in Accounting Policy

Research and Development Costs

Expenditure on research and development is written off in the period in which it is incurred, except for development expenditure on new products or substantially improved existing products which is capitalised only when future recoverability is reasonably assured. Amortisation of the capitalised expenditure commences in the half year period following the product’s commercialisation and continues for a three year period. Capitalised costs are regularly reviewed and when the criterion for capitalisation is no longer met, such costs are written off.

This is a change in policy from prior years when all research and development costs were written off in the period in which they were incurred.

The impact of this change in policy on the current year’s results was to increase operating profit before income tax and non-current assets by $2.1 million.

2.	Total Revenue

	2005 A$m	2004 A$m
Revenue from the sale of goods	1,096.2	1,113.3
Revenue From Other Operating Activities
Interest Received or Due and Receivable
From related parties	4.0	3.5
From others	8.3	9.0

Total revenue from other operating activities	12.3	12.5

Revenue from Outside Operating Activities
Proceeds from the Sale of Non-Current Assets	1.4	5.3

Total revenue from outside operating activities	1.4	5.3

Total Revenue	1,109.9	1,131.1

3.	Profit from Ordinary Activities Before Income Tax

	2005 A$m	2004 A$m
Individually significant items included in profit from ordinary activities before income tax expense
Provision for diminution in value of investment in South Pacific Tyres Partnership	(80.0)	—
Sales Tax Refund	—	17.8
GNB Workers Compensation Costs	—	(7.5)
Write-down of Ansell Healthcare fixed assets	—	(8.8)

Appendix 4E - Page 12

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Notes

4.	Accumulated Losses

	2005 A$m	2004 A$m
Accumulated losses at the beginning of the financial year	(306.7)	(345.7)
Transfers (to)/from reserves	(23.5)	(0.7)
Net profit attributable to Ansell Limited shareholders	11.3	70.7
Dividends paid during the year	(23.6)	(31.0)

Accumulated losses at the end of the financial year	(342.5)	(306.7)

5.	Total Equity

	2005 A$m	2004 A$m
Total equity at the beginning of the year	811.8	844.5
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	(33.2)	63.3
Transactions with owners as owners
Contributions of equity	5.0	1.0
Share buy-back	(156.1)	(65.4)
Dividends paid during the year	(23.6)	(31.0)
Total changes in outside equity interest	(1.1)	(0.6)

Total equity at the end of the financial year	602.8	811.8

	No. Shares	No. Shares
Number of shares on issue at the end of the financial year
Ordinary shares fully paid	160,125,483	176,310,916	(a)
Executive Plan shares paid to 5 cents	377,800	738,000

(a)	Includes 198,288 shares bought back by the Company prior to 30 June 2004 but not cancelled at that date.

6.	Dividends Paid and Declared

	2005 A$m	2004 A$m
Dividends Paid
A final unfranked dividend of 7 cents per share for the year ended 30 June 2004 (June 2003 - 11 cents unfranked) was paid on 14 October 2004 (2003 - 9 October 2003)	12.4	20.4
An interim dividend of 7 cents per share franked to 57% for the year ended 30 June 2005 (June 2004 - 6 cents unfranked) was paid on 8 April 2005 (2004 - 8 April 2004)	11.2	10.6

	23.6	31.0

Dividends Declared

Since the end of the financial year the Directors have declared a final dividend of 10 cents per share unfranked, for the year ended 30 June 2005.

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2005 and will be recognised in subsequent financial reports.

Appendix 4E - Page 13

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Notes

7.	Earnings per Share (EPS)

	2005 cents	2004 cents
Earnings per Ordinary Share
Basic	6.7	39.1
Diluted	6.7	38.8

	2005 A$m	2004 A$m
Earnings Reconciliation
Net profit from ordinary activities after income tax	13.1	72.6
Net profit attributable to outside equity interests	1.8	1.9

Earnings used in calculation of Basic and Diluted EPS	11.3	70.7

	No. Shares	No. Shares
Weighted average number of ordinary shares used as the denominator
Number of ordinary shares for basic earnings per share	167,488,404	180,789,553
Effect of partly paid Executive Plan shares, Options and Performance Share Rights	1,616,764	1,305,351

Number ordinary shares and potential ordinary shares for diluted earnings per share	169,105,168	182,094,904

Partly paid Executive Plan shares, Options and Performance Share Rights have been included in diluted earnings per share in accordance with applicable Australian accounting standards.

8.	NTA backing

	2005 A$m	2004 A$m
Shareholders’ Equity attributable to Ansell Limited shareholders	593.7	801.6
Less Intangible Assets	246.2	293.4

Net Tangible Assets	347.5	508.2

	No. Shares	No. Shares
Total fully paid ordinary shares on issue (millions)	160.1	176.3
Net tangible asset backing per ordinary share	$2.17	$2.88

Appendix 4E - Page 14

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Notes

9.	Notes to the Industry Segments Report

(a) Unallocated Revenue and Costs

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare's Corporate Head Office and non-sales revenue.

(b) Cash

Cash also includes Accufix Pacing Leads restricted deposits.

(c) Inter-Segment Transactions

Significant inter-segment sales were made by Asia Pacific - A$196.8 million (US$147.9 million) (2004 - $216.3 million; US$154.1 million) and Americas - A$219.9 million (US$165.2 million) (2004 - A$233.0 million; US$166.0 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(d) Industry Segments

The consolidated entity comprises the following main business segments:

Occupational Healthcare - manufacture and sale of occupational health and safety gloves.

Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.

Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products.

(e) Regions

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

Asia Pacific - manufacturing facilities in 4 countries and sales.

Americas - manufacturing facilities in USA and Mexico and significant sales activity.

Europe - principally a sales region with one manufacturing facility in the UK.

	2005 A$m	2004 A$m	2005 US$m	2004 US$m
(f) Segment Capital Expenditure
Occupational Healthcare	5.1	5.4	3.8	3.9
Professional Healthcare	6.0	4.4	4.5	3.1
Consumer Healthcare	3.0	3.3	2.3	2.4

(g) Region Capital Expenditure
Asia Pacific	8.3	8.7	6.2	6.3
Americas	4.6	3.4	3.5	2.4
Europe	1.2	1.0	0.9	0.7

(h) Segment Depreciation
Occupational Healthcare	9.1	8.7	6.8	6.3
Professional Healthcare	11.1	11.5	8.3	8.1
Consumer Healthcare	4.2	5.1	3.2	3.6

(i) Segment Other Non Cash Expenses (excluding Provision for Rationalisation and Write-down of Assets separately disclosed)
Occupational Healthcare	11.3	6.9	8.5	4.9
Professional Healthcare	2.7	1.5	2.0	1.1
Consumer Healthcare	1.3	4.9	1.0	3.5

Appendix 4E - Page 15

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Notes

10.	Contingent Liabilities

Indemnities and Guarantees

Ansell Limited (‘the Company’) has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors of certain controlled entities respectively, to the extent permitted by law and the Company’s Constitution.

The Company has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders’ funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Accufix Litigation

Only a limited number of lawsuits in relation to the Accufix Pacing Leads which have been made against certain Group Companies are currently on foot, the majority of which have been brought in France.

As at 30 June 2005, the balance of the provisions made for settlements in relation to claims is considered adequate to address any remaining liability of members of the Ansell Group.

Latex Allergy Litigation

As at 30 June 2005, there were approximately nine product liability cases pending against one or more Ansell Group Companies in the United States in relation to allergic reaction to exposure to natural rubber latex gloves.

In a number of additional cases, distributors of latex gloves, who have also been named as defendants, are pursuing cross-claims and third party claims against several manufacturers of natural rubber latex gloves, including the Ansell Group Companies, in an effort to recover their costs related to the latex litigation. In some cases, judgement has been entered against an Ansell Group Company. The relevant Ansell Group Companies are appealing these decisions. The Company is not a defendant in any cases in the United States.

It is not possible at this time to quantify the potential financial impact of the remaining cases on the Group, however they are not considered to have a material potential impact on the Group results either individually or on an aggregate basis.

Business and Asset Sales

The Company and various Group Companies have, as part of the Group’s historical asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group Companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. From time to time, the Company has received notices from purchasers of its businesses pursuant to the relevant sale agreements. No formal proceedings are presently on foot and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

11.	Contingent Assets

Exide Corporation

US legal proceedings are continuing against entities in the Exide Group in connection with the sale of the GNB business. Proceedings against those entities in the Exide Group that have not filed for bankruptcy (‘Non-bankrupt Entities’) were transferred to the Delaware bankruptcy court (‘the Court’) where the Court determined that all of the Ansell Group’s claims against the Non-bankrupt Entities may only be asserted against Exide Technologies, Inc., a company which has emerged from bankruptcy.

The Ansell Group has requested that the Court reconsider its decision and the Court has denied that request. The Ansell Group has filed an appeal to the appropriate court. The Ansell Group will continue to pursue recovery of the amounts owed by the Exide Group, but as to the reorganised Company (Exide Technologies, Inc) the Ansell Group expects to recover only stock in that Company. The ultimate amount of the Ansell Group’s claims has not yet been determined and therefore the amount and value of the stock that may be recovered from Exide Technologies, Inc. is also undetermined.

Appendix 4E - Page 16

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Notes

12.	Environmental Matters

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity is material.

In the ordinary course of business, the Ansell Group has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

13.	Impact of Adopting Australian Equivalents to International Financial Reporting Standards

Ansell is in the process of transitioning its accounting polices and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS). The adoption of AIFRS will be reflected in Ansell's financial statements for the half-year ended 31 December 2005 and the year ending 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. This will mean that the opening AIFRS balance sheet will be a restated comparative balance sheet, dated 1 July 2004. Most adjustments required on transition to AIFRS will be made, retrospectively against opening accumulated losses on 1 July 2004, however transitional adjustments relating to those standards where comparatives are not required will only be made on 1 July 2005. Comparatives restated to comply with AIFRS will be reported for the first time in the financial statements for the half-year ending 31 December 2005.

Ansell has established a project team to plan and implement the transition process to AIFRS. The project team has analysed all of the AIFRS and has identified the accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards”. The choices have been analysed to determine the most appropriate accounting policy for Ansell.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and the known or reliably estimable impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS.

The figures disclosed are management’s best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by the AIFRS project team; (b) potential amendments to AIFRSs and Interpretations thereof being issued by the standard-setters and the International Financial Reporting Interpretations Committee; and (c) emerging accepted practice in the interpretation and application of AIFRS and Urgent Issues Group interpretations. Therefore, until Ansell prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

Intangible Assets - goodwill

Under AASB 3 Business Combinations, amortisation of goodwill will be prohibited and will be replaced by impairment testing on an annual basis or upon the occurrence of triggers which may indicate a potential impairment. Such impairment testing will focus on the discounted cash flows of the related cash generating unit.

This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise but not exceeding 20 years. The Group has not elected to apply AASB 3 retrospectively and hence, prior year amortisation would not be written-back as at the date of transition.

If the policy required by AASB 3 had been applied during the year ended 30 June 2005, consolidated goodwill at 30 June 2005 would have been $20.5 million higher and consolidated amortisation expense for the year ended 30 June 2005 would have been $20.5 million lower.

Appendix 4E - Page 17

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Notes

13.	Impact of Adopting Australian Equivalents to IFRS (continued)

Share based payments

Options and or Performance Share Rights (PSR’s) are granted to executives under the Ansell Limited Stock Incentive Plan. Under current Australian GAAP, no expense is required to be recognised for options/PSR’s issued to employees, however the Group has recorded a charge to the profit and loss over the past three years based on the expected vesting of PSR’s with the accrual for the current year of $3.7 million being recorded within current payables.

Under AASB 2 Share-based Payments, the Group is required to recognise an expense for the fair value of both options and PSR’s issued to employees after 7 November 2002 that had not vested as at 1 January 2005 with a corresponding increase in a share-based payment reserve. This will result in a change to the current policy of recognising an expense for PSR’s only and recording such an expense as an accrual within current payables.

If the policy required by AASB 2 had been applied during the year ended 30 June 2005, consolidated employee benefit expense at 30 June 2005 would have been $0.9 million higher, current liabilities would have been $3.7 million lower and a share-based payment reserve of $4.6 million would have been recognised.

Defined benefit superannuation plans

Under current Australian GAAP, defined benefit superannuation plans are accounted for on a cash basis with no defined benefit obligation or plan assets recognised in the balance sheet. Under AASB 119 Employee Benefits, the net deficit/surplus of the Group’s defined benefit superannuation plans is required to be recognised in the balance sheet as a liability/asset. The AASB 1 election to recognise all cumulative actuarial gains and losses at transition date through accumulated losses/retained earnings will be adopted. Actuarial gains or losses on defined benefit superannuation plans post transition will be recognised directly in accumulated losses/retained earnings.

Foreign currency

Under AASB 121 The Effect of Changes in Foreign Exchange Rates, each entity in the consolidated entity determines its functional currency, being the currency of the primary economic environment in which the entity operates reflecting the underlying transactions events and conditions that are relevant to the entity. Each entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations are translated from the entity’s functional currency to the consolidated entity’s presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at average exchange rates during the period which approximate the rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity.

There are no expected changes in functional currency for the Company or its subsidiaries.

The AASB 1 election to reset existing foreign currency translation reserve balances as at 1 July 2004 to nil will be adopted. As a result the balance of the foreign currency translation reserve of the group at 30 June 2005 will increase by $279.6 million. Consolidated accumulated losses will increase by this amount.

On the disposal/liquidation of a foreign operation, AASB 21 requires the amount recognised in the foreign currency translation reserve attributable to the foreign operation be included in the calculation of the gain or loss on disposal/liquidation and recycled through the current year income statement.

Financial Instruments

The Group will be taking advantage of the exemption available under AASB 1 to apply AASB 132 Financial Instruments : Disclosure and Presentation and AASB 139 Financial Instruments : Recognition and Measurement only from 1 July 2005. This allows the Group to apply previous Australian generally accepted accounting principles (Australian GAAP) to the comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report.

Under AASB 132, the current classification of financial instruments issued by entities in the consolidated entity would not change.

The Group uses cash flow hedges such as interest rate swap contracts and foreign exchange forward and option contracts to hedge the variability in cash flows associated with floating debt and highly probable forecast sales and purchases in currencies other than US dollars. Under AASB 139 changes in the fair value of cash flow hedges can be deferred in equity in the Statement of Financial Position provided certain prescribed effectiveness test are met. Changes in the market value of fair value hedges together with changes in the fair value of the underlying positions are booked to the Statement of Financial Position.

The Group currently values all hedges at their fair value and defers gains and losses on effective hedges to the Statement of Financial Position until the underlying transaction occurs.

The Group expects to predominantly continue the use of cash flow hedging in respect of its foreign exchange and interest rate risk hedges, which will increase or decrease shareholders’ equity and assets/liabilities. However, the time value component of foreign exchange option contracts, which fall outside the prescribed effectiveness tests, will be recorded in reported earnings from 1 July 2005.

Appendix 4E - Page 18

Ansell Limited and its Controlled Entities

Appendix 4E

Preliminary Final Report for the year ended 30 June 2005

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgents Issues Group Consensus Views or other standards acceptable to ASX.

2	This report, and the accounts upon which the report is based, use the same accounting policies.

3	This report does give a true and fair view of the matters disclosed.

4	This report is based on accounts which are in the process of being audited.

5	The entity has a formally constituted audit committee.

Signed:		Date 17 August, 2005.
Company Secretary

Name:	R J Bartlett

Appendix 4E - Page 19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: August 17, 2005